Magnitude Information Systems, Inc.
1250 Route 28
Suite 309
Branchburg, New Jersey 08876

September 11, 2007

VIA EDGAR AND TELECOPY DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:	Mr. Mark P. Shuman
Branch Chief-Legal
Re: Magnitude Information Systems, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 Filed on August 27, 2007 File No. 333-138961

Dear Mr. Shuman:

On behalf of the management of Magnitude Information Systems, Inc. (the “Company”) and in connection with Post-Effective Amendment No.3 to its Form SB-2 registration statement being filed today, I hereby acknowledge to the Commission:

- that the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

- that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Magnitude Information Systems, Inc.

Cc: David L. Orlic, Commission Staff	By:	/s/ Edward Marney
Edward Marney, President